SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 Extract of the DEL-221 occurred in the 819th BDM, dated november 12, 2018..

CERTIFICATE

EXTRACT OF MINUTES OF THE EIGHT HUNDRED AND NINETEENTH MEETING OF THE

BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

It is hereby certified, for the due purposes, that, on the twelfth day of november of the year two thousand and eighteen, at 2:00 p.m., the Board of Directors of Eletrobras met at the Company's Central Office at Avenida Presidente Vargas, 409, Center, Rio de Janeiro - RJ. The Chairman of the Board of Directors was the Board Member Mr. JOSÉ GUIMARÃES MONFORTE. Also attended the meeting the Board members WILSON FERREIRA JR, JOSÉ PAIS RANGEL, CARLOS EDUARDO RODRIGUES PEREIRA, MAURO GENTILE RODRIGUES DA CUNHA and ELVIRA BARACUHY CAVALCANTI PRESTA. The Board member VICENTE FALCONI CAMPOS, MANOEL ARLINDO ZARONI TORRES, ARIOSTO ANTUNES CULAU and EDVALDO LUÍS RISSO issued their votes in writing, in accordance with the Internal Regulations. The Board Member WALTER BAÈRE DE ARAÚJO FILHO was absent for justified reasons. Subject: 3Q18 Financial Information. The Coordinator of the Statutory Audit and Risks Committee (CAE) informed the board that the CAE dealt with the subject of the company's intermmediate financial statements for 3Q18, at meetings No. 026 and 027, held on October 31, 2018 and November 08, 2018, respectively. It also stated that the intermmediate financial statements for the 3Q18, approved by Eletrobras Board of Executive Officers in the morning of November 12, 2018, cover the recommendations and guidelines drawn up by the CAE, which is why the CAE opined for Eletrobras Board of Directors for the authorization of its publication to the market. DEL-221/2018. Authorization for the publication of the Itermmediate Financial Statements of Eletrobras for the period ended on September 30, 2018. RES-772, of November 12, 2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, and embodied in a decision of the Board of Executive Officers and in the documents below, DELIBERATED: Report to the Executive Board No. DF-093, dated Nov 12, 2018; Executive Summary No. DFC-003, Nov 10, 2018; 1. To authorize the publication of the Eletrobras Intermmediate Financial Statements for the period ended September 30, 2018, approved by Eletrobras Board of Executive Officers through RES-772, dated on Nov 12, 2018; 2. To determine the Financial and Investor Relations Department, through the Superintendency of Accounting and the Superintendence of Investors Relations, the Secretary of Governance of the Board of Directors - CAAS and the General Secretariat - PRGS, each within its scope of action, to adopt the measures necessary to comply with this Decision. This certificate is signed by me, BRUNO KLAPPER LOPES, Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, November 21, 2018.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.